Exhibit 12

Horace Mann Educators Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2005, 2004, 2003, 2002 and 2001

(Dollars in millions)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Fixed charges:
Interest expense	$8.9		$6.8		$6.3		$8.5		$9.3
Interest credited to policyholders on interest-sensitive contracts	115.9		108.7		103.0		98.4		96.5

Total fixed charges	$124.8		$115.5		$109.3		$106.9		$105.8

Earnings:
Income before income taxes	$94.0		$69.7		$19.2		$7.7		$28.3
Add: Interest expense	8.9		6.8		6.3		8.5		9.3

Subtotal – earnings before interest expense	102.9		76.5		25.5		16.2		37.6

Add: Interest credited to policyholder on interest-sensitive contracts	115.9		108.7		103.0		98.4		96.5

Earnings before fixed charges	$218.8		$185.2		$128.5		$114.6		$134.1

Ratio of earnings to fixed charges	1.8	x	1.6	x	1.2	x	1.1	x	1.3	x

Supplemental information (A):

Ratio of earnings before interest expense to interest expense	11.6	x	11.2	x	4.0	x	1.9	x	4.0	x

(A)	Fixed charges and earnings in this calculation do not include interest credited to policyholders on interest-sensitive contracts. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.